SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 7 February 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  1.  Transaction in Own Shares announcement made on 05 January 2005



Wednesday 5 January 2005

This announcement amends and replaces the announcement made on 31 December 2004. The purchase was of 500,000 shares rather than the 1,000,000 shares stated in the earlier announcement.


                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES



BT Group plc announces that on 31 December 2004 it purchased through Cazenove
& Co. Ltd 500,000 ordinary shares at a price of 202.625 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BT Group plc holds 105,613,932 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,529,015,106.






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 7 February 2005